UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact April 14 | 2025

Launch of a Primary Public Offering of Preferred Shares

São Paulo, April 14, 2025. AZUL S.A. (B3: AZUL4; NYSE: AZUL) (“Azul” or “Company”), in accordance with the Brazilian Securities Commission (Comissão de Valores Mobiliários or the “CVM”) Resolution No. 44, dated August 23, 2021 (“CVM Resolution No. 44”), and, in continuance to the Material Facts disclosed on October 7, 2024, October 8, 2024, November 14, 2024, December 9, 2024, December 18, 2024, January 8, 2025, January 16, 2025, January 22, 2025, January 28, 2025, February 4, 2025, February 20, 2025 and March 24, 2025, hereby informs its shareholders and the market in general, as approved at the Board of Director’s Meeting held on this date, that a request for registration of a public offering was filed on the CVM, exclusively to professional investors, for the primary distribution up to 450,572,669 of preferred shares, without par value, free and clear of any encumbrances, issued by the Company (“Shares”), to be carried out in Brazil, under the automatic registration process, pursuant to article 26, section II, “a”, of the CVM Resolution No. 160, dated July 13, 2022 (“CVM Resolution No. 160”), with efforts to place the Shares abroad. In addition, one warrants (bônus de subscrição) for each one Share subscribed for in the Offering will be attributed as an additional benefit and delivered to the subscribers of the Shares.(“Warrants” and “Offering”, respectively).

The Offering shall comprise, initially, a primary base offering of 450,572,669 preferred shares to be issued by the Company, which may be increased by up to 155% of the total number of preferred shares of the Company initially offered, or up to 697,916,157 preferred shares issued by the Company at the offering price set forth in the Offering (“Additional Shares”).

The beginning of trading of the Shares and of the Warrants on the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) is expected to occur on the second business day following the disclosure of the announcement of commencement, and the settlement of the Offering is expected to occur on the third business day following the disclosure of the announcement of commencement.

Pursuant to CVM Resolution 160, the Offering is subject to a priority offering (the “Priority Offering”) in Brazil pursuant to which the Company’s existing shareholders have the right to reserve for purchase their respective pro rata share of the Shares offered in the Offering. The Company’s existing shareholders shall not have a preemptive right (direito de preferência) to subscribe for any of the Shares of the Offering offered, pursuant to Section 172, item I, of the Brazilian Corporate Law, and Article 6 of the Company’s bylaws.

The Company’s existing shareholders shall not have a preemptive right (direito de preferência) to subscribe for any of the Shares of the Offering offered, pursuant to Section 172, item I, of the Brazilian Corporate Law, and Article 6 of the Company’s bylaws. However, pursuant to CVM Resolution 160, the Offering is subject to a priority offering (the “Priority Offering”) in Brazil pursuant to which the Company’s existing shareholders have the right to reserve for purchase their respective pro rata share of the Shares offered in the Offering.

The current holders of American Depositary Receipts will not be allowed to participate in the Priority Offering.

THE PRIORITY OFFERING AND THE OFFERING HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR ANY OTHER U.S. FEDERAL OR STATE SECURITIES LAWS, AND THE SHARES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT, AS SUCH REGULATION MAY BE AMENDED FROM TIME TO TIME), EXCEPT PURSUANT TO A REGISTRATION STATEMENT OR IN TRANSACTIONS EXEMPT FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE U.S. STATE SECURITIES LAWS.

In accordance with the terms of the Company's existing secured notes, the Company is permitted to enter into debt denominated in Brazilian reais, secured by credit and debit card receivables that are not otherwise encumbered under the Company's existing secured notes, including for the purposes of working capital financing. As part of normal course of business, the Company is currently evaluating and discussing with investors the possibility of entering into debt instruments of up to approximately R$900 million to be guaranteed by certain credit and debit card receivables generated by the Company’s passenger airline business. The entry into and funding of such debt instruments may occur before the closing of the Offering. The incurrence of such debt would not require any amendments to, or any waiver of any term of, any of the aforementioned existing secured notes. Such debt instruments are currently expected to have a maturity of one year and be prepayable in the event that the Company receives any government-backed financing.

This material fact notice is disclosed for informative purposes only and the information contained herein (i) shall not, under any circumstances, be construed as, nor constitute, an investment recommendation, an offer to sell or the solicitation of an offer to purchase any of the Company’s securities, including the Shares, in the United States, Brazil or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction; and (ii) is not intended to be published or distributed, directly or indirectly, in the United States or in any other jurisdiction and is for informational purposes only.

The Company will keep its shareholders and the market in general informed about the Offering, through the communication channels the Company regularly uses for the disclosure of relevant information.

São Paulo, April 14, 2025

Alexandre Wagner Malfitani

Financial Vice-President and Investor Relations Officer

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    April 14, 2025

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer